Exhibit(a)(5)(C)
FOR IMMEDIATE RELEASE

For Further Information
Contact: Angela D. Toppi
Executive Vice President & CFO
203/853-4321
atoppi@trans-lux.com


                     TRANS-LUX ANNOUNCES ONE WEEK EXTENSION
                             OF EXCHANGE OFFER FOR
                7 1/2 % CONVERTIBLE SUBORDINATED NOTES DUE 2006

NORWALK, CT, March 6, 2006 - Trans-Lux Corporation (AMEX:TLX), a leading supplier of programmable electronic information displays and owner/operator of cinemas, today announced it has extended its Exchange Offer which commenced February 6, 2006, pursuant to which Trans-Lux Corporation (the "Company") is offering to exchange (the "Exchange Offer") $1,000 principal amount of its 8 1/4 % Limited Convertible Senior Subordinated Notes due 2012 ("8 1/4 % Notes") for each $1,000 principal amount of its 7 1/2 % Convertible Subordinated Notes due 2006 ("7 1/2 % Notes").

The Company has received a minimal amount of tenders to date. In order to facilitate the completion of the Exchange Offer and enable holders of 7 1/2 % Notes more time to consider the Exchange Offer, the Exchange Offer will now expire March 13, 2006 at 5:00 P.M. New York City time.

This announcement is not an offer to purchase nor a solicitation of an offer to purchase with respect to any securities. The offer is made solely by, and subject to the terms and conditions set forth in, the Offering Circular and the related Letter of Transmittal which should be read carefully by Noteholders before making any decision with respect to the Exchange Offer because they contain important information. The Offering Circular, the related Letter of Transmittal and certain other documents were sent to all Holders of 7 1/2 % Notes, at no expense to them. The Tender Offer statement (including the Offering Circular, the related Letter of Transmittal and all other Offer documents filed with the Securities and Exchange Commission including amendments thereto) is also available at no charge at the Securities and Exchange Commission's website at http://www.sec.gov. Holders of the Notes can also obtain copies of the Offering Circular, the related Letter of Transmittal and all other Offer documents, including amendments thereto from the Company from Ms. Angela D. Toppi, Executive Vice President and Secretary by calling the Company at (203) 853-4321 or email at atoppi@trans-lux.com.

About Trans-Lux

Trans-Lux is a full-service, worldwide provider of integrated electronic display solutions for today's communications environments. Incorporated in 1920, Trans-Lux specializes in the design, manufacture, installation and service of large-scale indoor and outdoor LED electronic display systems for applications in the financial, banking, gaming, corporate, transportation, entertainment and sports industries. Trans-Lux offers unique control systems as well as content through its partnerships with key data suppliers in the markets the Company serves. Trans-Lux has display equipment installed at thousands of locations around the world, including the world's major financial exchanges. In addition to its display business, the Company owns and operates a chain of motion picture theatres in the western Mountain States. For more information, please visit our newly designed website at www.trans-lux.com.

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